As filed with the U.S. Securities and Exchange Commission on March 21, 2014

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

BB Seguridade Participações S.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of agent for services)

Banco do Brasil S.A - New York Branch

535 Madison Avenue, 34th floor,

New York, New York 10022(646) 845-3750

(Address, including zip code, and telephone number, including area code, of authorized representative)

Copies to:

Richard S. Aldrich, Jr., Esq. Skadden, Arps, Slate, Meagher & Flom LLP Avenida Brigadeiro Faria Lima, 3311 – 7[o] Andar 04538-133 São Paulo - SP Brazil +55 (11) 3708-1830	Conrado Tenaglia, Esq. Linklaters LLP 1345 Avenue of the Americas New York, New York 10105 United States of America (212) 903-9010

It is proposed that this filing become effective under Rule 466:
[ ] immediately upon filing.
[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: [ ]

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”), representing one (1) common share of BB Seguridade Participações S.A.	100,000,000 ADSs	$5.00	$5,000,000	$644.00

(1)	Each unit represents one hundred (100) ADSs.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of ADR included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement on Form F-6 and is incorporated herein by reference.

Item 1.     DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross-Reference Sheet

Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus
1.	Name of Depositary and address of its principal executive office:	Face of ADR, introductory Article.

2.	Title of ADRs and identity of deposited securities:	Face of ADR, top center and introductory paragraph.

Terms of Deposit:

(a)	Amount of deposited securities represented by one unit of ADRs:	Face of ADR, upper right corner and introductory paragraph.

(b)	Any procedure for voting the deposited securities:	Articles (15), (16) and (19).

(c)	Procedure for collecting and distributing dividends:	Articles (2), (10), (14), (15), (17) and (22).

(d)	Procedures for transmitting notices, reports and proxy soliciting material:	Articles (13), (15), (16), (20), (21), (22) and (24).

(e)	Sale or exercise of rights:	Articles (10), (14) and (16).

(f)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization:	Articles (3), (4), (7), (10) and (17).

(g)	Amendment, extension or termination of the deposit agreement:	Articles (21) and (22) (no provision for extensions).

(h)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of holders of ADRs:	Article (13).

(i)	Restrictions on the right to deposit, transfer or withdraw the underlying securities:	Articles (2), (3), (4), (7), (8), (9) and (10).

(j)	Any limitation on the Depositary’s liability:	Articles (7), (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADRs:	Articles (7) and (10).

Item 2.     AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus
(a) The Issuer is exempt from the requirement to register the deposited securities under Section 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as it (1) is not required to file or furnish reports under Section 13(a) or Section 15(d) of the Exchange Act, (2) currently maintains a listing of the deposited securities on the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (the “São Paulo Stock Exchange”), which constitutes the Issuer’s primary trading market for those securities, and (3) has published in English on its internet web site (http://www.bancodobrasilseguridade.com.br) information that, since the first day of its most recently completed fiscal year (December 31, 2013), it (A) has made public or been required to make public pursuant to the laws of Brazil, (B) has filed or been required to file with the São Paulo Stock Exchange (the principal stock exchange in Brazil on which the Issuer’s shares are traded) and that has been made public by the São Paulo Stock Exchange and (C) has distributed or been required to distribute to its security holders. The Issuer intends to continue to publish, on an ongoing basis and for each subsequent fiscal year, the information specified in Rule 12g3-2(b)(1)(iii) in English on its internet web site.	Article (13).

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.     EXHIBITS

(a)	Form of Deposit Agreement, including the Form of ADR, among BB Seguridade Participações S.A., as Issuer, Deutsche Bank Trust Company Americas, as Depositary, and all Holders and Beneficial Owners of ADSs evidenced by ADRs issued thereunder. – Filed herewith as Exhibit 1.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereby or the custody of the deposited securities represented thereby. – None.

(c)	Every material contract relating to the deposited securities between the Depositary and the Issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

(d)	Opinion of Linklaters LLP, counsel for the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit 4.

(e)	Certification under Rule 466. – None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Issuer. – Set forth on the signature pages hereto.

Item 4.     UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

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signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among BB Seguridade Participações S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners from time to time of ADSs to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 21, 2014.

Legal entity to be created by the Deposit Agreement for the issuance of ADSs for common shares of BB Seguridade Participações S.A.

Deutsche Bank Trust Company Americas, as Depositary,

By:	/s/ Laura Bonner
Name: Laura Bonner
Title: Director

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko
Title: Director

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signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, BB Seguridade Participações S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brasília, Distrito Federal, Brazil, on March 21, 2014.

BB Seguridade Participações S.A.

By:	/s/ Marcelo Augusto Dutra Labuto
Name: Marcelo Augusto Dutra Labuto
Title: Chief Executive Officer

By:	/s/ Werner Romera Süffert
Name: Werner Romera Süffert
Title: Chief Financial Officer

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POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints and hereby authorizes each of Marcelo Augusto Dutra Labuto and Werner Romera Süffert to act as such person’s true and lawful attorney-in-fact and agent, with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all such capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on March 21, 2014.

By:	/s/ Marcelo Augusto Dutra Labuto
Name: Marcelo Augusto Dutra Labuto
Title: Chief Executive Officer

By:	/s/ Werner Romera Süffert
Name: Werner Romera Süffert
Title: Chief Financial Officer

By:	/s/ Pedro Bramont
Name: Pedro Bramont
Title: Controller

By:	/s/ Alexandre Correa Abreu
Name: Alexandre Correa Abreu
Title: Chairman of the Board of Directors

By:	/s/ Ivan de Souza Monteiro
Name: Ivan de Souza Monteiro
Title: Vice Chairman of the Board of Directors

By:	/s/ Marcelo Augusto Dutra Labuto
Name: Marcelo Augusto Dutra Labuto
Title: Member of the Board of Directors

By:	/s/ Francisca Lucileide de Carvalho
Name: Francisca Lucileide de Carvalho
Title: Member of the Board of Directors

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SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, this registration statement has been signed by the undersigned in his/her capacity as the duly authorized representative of the registrant in the United States on March 21, 2014.

Banco do Brasil S.A - New York Branch

By:	/s/ Alexandre Alves de Souza
Name: Alexandre Alves de Souza
Title: General Manager
For and on behalf of Banco do Brasil
S.A. - New York Branch
the Authorized U.S. Representative

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index to exhibits

Exhibit	Document
1	Form of Deposit Agreement, including the Form of ADR, among BB Seguridade Participações S.A., as Issuer, Deutsche Bank Trust Company Americas, as Depositary, and all Holders and Beneficial Owners of ADSs evidenced by ADRs issued thereunder.
4	Opinion of Linklaters LLP, counsel for the Depositary, as to the legality of the securities being registered.

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